GD Culture Group Ltd
22F - 810 Seventh Avenue,

New York, NY 10019

July 22, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities Exchange Commission

Attn: Ms. Jenna Hough

Re:	GD Culture Group Ltd Amendment 1 to Form 10-K for the Fiscal Year Ended December 31, 2023 Filed July 8, 2024 File No. 001-37513

Dear Ms. Hough,

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment 1 to Form 10-K for the Fiscal Year Ended December 31, 2023 by GD Culture Group Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited Commission’s comments in this response and numbered them accordingly. On the date hereof, we have submitted an amended Form 10-K (the “Amended Form 10-K”) to accompany this letter.

Amendment 1 to Form 10-K submitted July 8, 2024

Overview, page 1

1.	We note your disclosure that you “have received all requisite permissions or approvals and no permissions or approvals have been denied,” yet you do not list each permission or approval that you are required to obtain. Please revise to include such disclosure.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 3, 21, 39, 43 and 45 of the Amended Form 10-K accordingly.

Item 1. Business

Summary of Financial Position and Cash Flows of GD Culture Group Limited, its subsidiaries and the VIEs, page 7

2.	We note your response to prior comment 4, and reissue the comment in part. The schedule does not disaggregate the cash flows for the years ended December 31, 2022 and 2023. Also, your schedule does not have a separate column to disaggregate the WFOEs that are the primary beneficiary of the VIEs. Lastly, your schedule does not disaggregate intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. Please revise accordingly.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the schedule starting from page 8 of the Amended Form 10-K accordingly.

3.	The net loss in the year ended December 31, 2022 condensed results of operations does not agree with the audited results of operations. Please revise for consistency.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the number in the schedule accordingly.

Recent Regulatory Developments, page 9

4.	We note your response to comment 5 and reissue in part. While you respond that the definition of the PRC has been revised to include Hong Kong, the definition of the PRC in your annual report still excludes Hong Kong. Please revise accordingly.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the definition on page ii of the Amended Form 10-K accordingly.

Asset Transfer between our Company and our Subsidiaries, page 11

5.	We note your revised disclosure pursuant to comment 6 and reissue in part. Please revise to provide a description of how cash is transferred through your organization. While we note that you do not currently have VIE agreements, a VIE structure was used during this reporting period. As such, please disclose your intentions to distribute, or disclose if you have distributed, earnings or settled amounts owed under the VIE agreements. If you do not have intentions to or have not, please affirmatively state so. In addition, state whether or not there were any cash transfers to or from the VIEs during the reporting period. In this regard, your disclosure only speaks to GDC and its subsidiaries.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure starting from page 12 of the Amended Form 10-K accordingly.

We hope the above response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

GD Culture Group Ltd

/s/ Xiao Jian Wang
Name:	Xiao Jian Wang
Title:	Chief Executive Officer